United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of May 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 8, 2025

3 INTER & CO, INC. NOTICE TO THE SHAREHOLDERS ANNUAL GENERAL MEETING HELD ON MAY 8, 2025 INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that the following resolutions were approved at Inter&Co’s Annual General Meeting held on this date: As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2024 be approved, ratified, and confirmed in all respects; As an ordinary resolution, that the proposed annual budget of US$20,560,000.00 (twenty million, five hundred and sixty thousand US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified, and confirmed in all respects; As an ordinary resolution, that James Drummond Allen be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; As a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, May 8, 2025. /s/Santiago Horacio Stel SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks